ASML  - a strong company with secular growth
                                                                    opportunity

Morgan Stanley TMT Conference
Barcelona – November 16, 2006

Eric Meurice, President & CEO

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities
Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are
subject to risks and uncertainties including, but not limited to:
economic conditions, product demand and semiconductor
equipment industry capacity, worldwide demand and
manufacturing capacity utilization for semiconductors (the
principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product
development, ability to enforce patents, the outcome of
intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the
prevailing market price for ASML shares, and other risks
indicated in the risk factors included in ASML’s Annual
Report on Form 20-F and other filings with the U.S.
Securities and Exchange Commission.

/ Slide 2

| | Dataquest | SEMI | VLSIR* |
|---|---|---|---|
| 2000 | 34.6% | 32.9% | 34.9% |
| 2001 | 29.0% | 31.4% | 30.3% |
| 2002 | 54.3% | 56.0% | 55.8% |
| 2003 | 44.4% | 48.3% | 47.5% |
| 2004 | 50.9% | 52.8% | 55.9% |
| 2005 | 54.8% | 57.2% | 57.0% |

* IC Exposure tools, ASML, Canon, Nikon, Ultratech SVG only.

ASML overview

-7.1%

23396.8

25191.0

Total Market

+2.7%

2786.9

2712.4

  ASML

-6.3%

3480.9

3714.0

  Tokyo Electron Ltd.

-22.9%

4444.7

5768.1

  Applied Materials

2004/

2005

2005

2004

IC Fabrication
Equipment

Key facts:

Headquarters: Veldhoven,

the Netherlands

Revenue 2006 ~ €3.5 B

Market cap ~ €8.5 B

Employees 5300

Leaders in Innovation

ASML TWINSCAN

The world’s leading supplier of Lithography equipment

ASML among peers

VLSI Research

Growing market share (revs)

/ Slide 3

0%

10%

20%

30%

40%

50%

60%

12” & ArF

6” & early i-line

KrF &

Step & Scan

8” & I-line

1984

1986

1988

1990

1992

1994

1996

1998

2000

2002

2004

Reliable introduction

Lead time reduction

Cost effective

Market share through technology

1H-06

ArFi

Source:  ASML, SEMI

/ Slide 4

Key financial trends 2005 - 2006

Numbers have been rounded for readers’ convenience

Profit & Loss Statement

M€

Q3 05

Q4 05

Q1 06

Q2 06

Q3 06

Units

39

47

51

72

71

Sales

533

548

629

942

958

Gross profit

Gross margin %

197

37.0

%

204

37.3

%

252

40.0

%

381

40.4

%

39

1

40.8

%

R&D

80

82

87

92

100

SG&A

48

47

50

51

51

Operating income

Operatin

g income %

69

12.9

%

75

13.6

%

114

18.2

%

238

25.2%

239

25.0

%

Net income

Net income %

48

9.0

%

52

9.4

%

80

12.7

%

167

17.7

%

172

17.9

%

ASP New Systems

15.0

12.5

13.5

13.7

13.

8

Booking Units

46

55

62

93

95

/ Slide 5

R&D spend (M€) per quarter is supporting
continued technology leadership

Source:  ASML

0

20

40

60

80

100

120

Q1

2002

Q3

2002

Q1

2003

Q3

2003

Q1

2004

Q3

2004

Q1

2005

Q3

2005

Q1

2006

Q3

2006

/ Slide 6

Ensuring technological leadership

Continuously increasing R&D investments to reinforce leadership…

… in Immersion:

500 TWINSCAN’s shipped

28 immersion systems shipped to customer sites on three continents -
4 are shipped to Japan

25 TWINSCAN XT:1700i – 45nm half pitch capable tools to be made in
‘06

Immersion tools in production with minimum yield loss vs. mature dry

TWINSCAN XT:1900i – 40nm half pitch capable prepared for shipment by mid ‘07

… in New Generation processes:

Tools optimized for Double exposure / Double patterning

EUV with 2 EUV Alpha tools shipped – 1 Pre-production order received

Keeping a flexible R&D cost structure with 30% of costs scalable within 3 months

/ Slide 7

“40nm and below”

ArFi lens: 1.35 NA

Improved
Overlay 6 nm

Highest Productivity

Fastest Scanning Stages: 131
wph

@ 125 exposures / wafer

Innovation: pushing ArF lithography to 40 nm and below
TWINSCAN XT:1900i provides the best resolution, productivity and overlay

Proven single
barrel
catadioptric
lens design

/ Slide 8

Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06

Source: SEMI

Last data point: June 2006

Expose & Write as % of Total Equipment
Litho share of equipment approaching 18% level !

Expose & Write Equipment Sales as % of Total Equipment Sales

10%

12%

14%

16%

18%

20%

22%

24%

26%

Expose & Write as % of Total Equipment

Expon. (Expose & Write as % of Total Equipment)

12 per. Mov. Avg. (Expose & Write as % of Total Equipment)

/ Slide 9

An Accelerated “Moore’s law” to meet customer’s roadmap

10

12

200

100

80

60

40

Logic

DRAM

NAND

11

07

09

08

04

06

05

01

03

02

00

ASML Product
Introduction

XT:1400

XT:1700i

AT:1200

AT:850

XT:1900i

20

DPT

EUV

Year – Production start

/ Slide 10

Lithography Equipment  -  a growing market with
three major value drivers

Accelerating roadmap forcing more complexity…

ASP increase not fully compensated by throughput

…and more processing layers with

Alternative shrink solutions (Spacer, 3D, Vertical
gates)

Double Patterning

…with increased value generated through
                    performance Overlay-Yield

…leading to “Litho content” growth

/ Slide 11

Source:  ASML

As shrink continues more litho layers and more
immersion layers are needed….

… leading to growing Lithography expenditure

Fabsize

Memory - Flash  70kwsm

Memory - Dram  50kwsm

Logic/Foundry    30kwsm

0

5

10

15

20

25

30

35

40

45

Flash 55nm

Flash 45nm

DRAM 65nm

DRAM 55nm

Logic 65nm

Logic 45nm

ArFi

ArF

KrF

i line

/ Slide 12

Outlook update:

Industry Analysts forecast average 9% IC unit growth in 2007 and about 5.5 billion Euro ($ 6.7 Billion) litho investment in 2007 (source:
Gartner Dataquest and VLSI Research)

ASML’s record current backlog of 2.1 billion Euro suggests strong
H1 2007, sustained by Flash planned new fab lines, DRAM strong capacity increase and measured foundry demand, while IC
inventory reduces

Anticipated pause in lithography purchasing by the Flash memory segment in H2 07 to be compensated by the ramp-up of the
XT:1900i immersion system, and by steady gains in ASML’s market share

/ Slide 13

ASML’s positioning for growth

A secular trend, as Lithography needs per node are growing:

More tools for more layers

Higher ASP to address complexity

A solid business model execution, as ASML continues to
grow its worldwide market share through Technology
leadership fueled by R&D strength and scale

/ Slide 14

Commitment